Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-254084
September 12, 2023

$300,000,000 7.250% Senior Notes due 2028

TERM SHEET

Issuer:	Horace Mann Educators Corporation

Title of Securities:	7.250% Senior Notes due 2028

Security Types:	Senior Unsecured Notes

Legal Format:	SEC Registered

Expected Ratings:*	Moody’s: Baa2 (negative) / S&P: BBB (stable) / Fitch: BBB (stable)

Principal Amount:	$300,000,000

Trade Date:	September 12, 2023

Settlement Date:	September 15, 2023 (T+3)**

Interest Payment Dates:	Semi-annually in arrears on each March 15 and September 15, commencing March 15, 2024

Maturity Date:	September 15, 2028

Public Offering Price:	99.839% of the principal amount, plus accrued and unpaid interest, if any, from September 15, 2023

Coupon:	7.250%

Benchmark Treasury:	4.375% due August 31, 2028

Benchmark Treasury Price / Yield:	99-26+ / 4.414%

Re-offer Spread to Benchmark Treasury:	+ 287.5 bps

Yield-to-Maturity:	7.289%

Net Proceeds to Issuer (before expenses):	$297,717,000

Optional Redemption
Make Whole Call:	Prior to August 15, 2028 (the date that is one month prior to the maturity date), T + 45 bps

Par Call:	On or after August 15, 2028 (the date that is one month prior to the maturity date)

CUSIP / ISIN:	440327AL8 / US440327AL82

Denominations / Multiple:	Minimum of $2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC PNC Capital Markets LLC

Co-Managers:	KeyBanc Capital Markets Inc. Citizens JMP Securities, LLC Piper Sandler & Co. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at (212) 834-4533 or PNC Capital Markets LLC toll-free at (855) 881-0697.

* Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

** Note: It is expected that the delivery of the notes will be made against payment therefor on or about September 15, 2023, which will be the third business day after the date of the prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the notes will settle in three business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

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